Dykema Gossett PLLC 111 E. Kilbourn Ave. Suite 1050 Milwaukee, WI 53202 www.dykema.com Tel: 414-488-7300

Kate Bechen Direct Dial: (414) 488-7333 Email: KBechen@dykema.com

August 2, 2024

U.S. Securities and Exchange Commission Division of Corporate Finance Office of Trade & Services 100 F Street, N.E. Washington, D.C. 20549
Attention:	Rucha Pandit

Re:	Danam Health, Inc.
Registration Statement on Form S-1
Filed July 22, 2024
File No. 333-280945

Dear Ms. Pandit:

This response letter (this “Response”) is submitted on behalf of Danam Health, Inc. (the “Company”) in response to the comment that the Company received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in a letter addressed to Mr. Canning, dated August 1, 2024 (the “Comment Letter”), with respect to the Company’s registration statement on Form S-1 (the “Registration Statement”), filed with the SEC on July 22, 2024. The Company is concurrently submitting a first amendment to the Registration Statement (“Amendment No. 1”), which reflects the changes discussed in this Response that the Company made to address the Staff’s comment.

For reference purposes, the Staff’s comment from the Comment Letter is set forth in bold text below, followed by the Company’s response. The response below is based on information provided to Dykema Gossett PLLC by the Company.

Our initial review of your registration statement indicates that it fails to comply with the requirements of the Securities Act of 1933, the rules and regulations thereunder and the requirements of the form. More specifically, the registration statement does not include interim unaudited financials for the three months ended March 31, 2024.

Response: In response the Staff’s comment, the Company has revised the Registration Statement to include interim unaudited financial statements for the three months ended March 31, 2024.

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California | Illinois | Michigan | Minnesota | Texas | Washington, D.C. | Wisconsin

U.S. Securities and Exchange Commission Division of Corporate Finance August 2, 2024 Page 2

Thank you for your review and consideration of the matters set forth in this Response and in Amendment No. 1. If you have any questions, please contact the undersigned at (414) 488-7333 or KBechen@dykema.com.

Sincerely,

Dykema Gossett PLLC

/s/ Kate Bechen
Kate Bechen, Esq.

cc:	Tim Canning
Chief Executive Officer
Danam Health, Inc.